SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of February, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                RYANAIR Q3 RESULTS - ANALYST/INVESTOR BRIEFINGS


Ryanair will hold Analyst/Investor briefings on Monday, 4th February 2008, following the release of its Q3 results at 9.00am in London and at 10.30am in New York.

The Q3 Analyst call will also be held as usual on Monday, 4th February at 2.30pm GMT.

For details of the briefings and call, please contact David Broderick, Head of Investor Relations at broderickd@ryanair.com or +353 (1) 8121212.



ENDS.                              Friday, 1st February 2008

For further information            Howard Millar           Pauline McAlester
please contact:                    Ryanair Holdings Plc    Murray Consultants
www.ryanair.com                    Tel: 353-1-8121212      Tel: 353-1-4980300



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  01 February, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director